The Catholic Funds
                               (the "Registrant")
                           Registration No. 811-09177
                                   Form N-SAR
                     Annual Period Ended September 30, 2003



Sub-Item 77M:  Mergers.

     The Catholic Equity Fund acquired, through a non-taxable reorganization, substantially all of the net assets of The Catholic Values Investment Trust Equity Fund ("CVIT").

     With regard to the circumstances and the details of the Reorganization, the Registrant hereby incorporates by reference the definitive materials (Form 497) dated April 22, 2003 as filed electronically with the Securities and Exchange Commission (the "SEC") on April 22, 2003 (the "Proxy Statement").

     The following information is provided in response to questions not addressed in the Proxy Statement:

     (a)  The Reorganization of CVIT closed on May 22, 2003.

     (b) On May 21, 2003, the shareholders of CVIT approved the Reorganization, including an Agreement and Plan of Reorganization, dated April 19, 2003, filed electronically with the SEC as part of the Proxy Statement on April 22, 3002.

     (c) It is the Registrant's understanding that CVIT intends to file with the SEC an application pursuant to Section 8(f) of the Investment Company Act of 1940 and Rule 8f-1 thereunder, for an Order declaring that it has ceased to be an investment company. Upon receipt of the Order, it is expected that CVIT will terminate its existence under state law.